

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 1, 2013

By E-mail
Mr. Nathan Halsey
 President and Chief Executive Officer
Texstar Oil Corporation (f/k/a Bonamour Pacific, Inc.)
5910 N. Central Expressway, Suite 900
Dallas, Texas 75206

        Re: Texstar Oil Corporation (f/k/a Bonamour Pacific, Inc.)
                  Item 4.01 Form 8-K
                  Filed February 22, 2013
                  File No. 0-16974

Dear Mr. Halsey:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                      Sincerely,

                                        /s/ Beverly A. Singleton

                                        Beverly A. Singleton
                                        Staff Accountant